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                                                                      EXHIBIT 99

                                  RISK FACTORS

The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

RISKS RELATED TO OUR BUSINESS

OUR ABILITY TO INCREASE REVENUES THROUGH OUR ACQUISITION GROWTH STRATEGY DEPENDS ON OUR ABILITY TO ACQUIRE AND SUCCESSFULLY INTEGRATE ADDITIONAL STORES.

General. The U.S. automobile industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Accordingly, a principal component of our growth in sales is to make additional acquisitions in our existing markets and in new geographic markets. To complete the acquisitions of additional stores, we need to successfully address each of the following challenges.

Limitations on our capital resources may prevent us from capitalizing on acquisition opportunities. Acquisitions of additional stores will require substantial capital investment. Limitations on our capital resources would restrict our ability to complete new acquisitions. Further, the use of any financing source could have the effect of reducing our earnings per share.

In the past, we have financed our acquisitions from a combination of the cash flow from our operations, borrowings under our credit arrangements and issuances of our common stock. Although we expect the proceeds from a pending offering of 4,000,000 shares of our Class A common stock, together with our other financing resources, to be sufficient for our currently anticipated acquisition program through 2003, we cannot guarantee that the offering will be successful or that additional funds would be available in the future if needed. If we are unable to obtain financing on acceptable terms, we may be required to slow the pace of our acquisition plans, which may materially and adversely affect our acquisition growth strategy.

On occasion, we finance acquisitions by issuing shares of our common stock as partial consideration for acquired stores. Our willingness and ability to issue our common stock for acquisitions will depend on the market value of the common stock at the time and the willingness of potential acquisition candidates to accept our common stock as part of the consideration for the sale of their businesses. Accordingly, our ability to make acquisitions could be adversely affected if the price of our common stock declines. If potential acquisition candidates are unwilling to accept our common stock as partial consideration, we will be forced to rely solely on available cash from operations or debt financing, which could limit our acquisition plans.

Manufacturers may restrict our ability to make new acquisitions. We are required to obtain consent from the applicable manufacturer prior to the acquisition of a franchised store. The term "manufacturer" in this Form 10-K refers to all of the manufacturers of new vehicles that we sell.


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In determining whether to approve an acquisition, a manufacturer considers many factors, including our financial condition, ownership structure, the number of stores currently owned and our performance with those stores. Most major manufacturers have now established limitations or guidelines on the:

  - number of such manufacturers' stores that may be acquired by a single owner;
  -  number of stores that may be acquired in any market or region;
  - percentage of total sales that may be controlled by one automotive retailer group;
  -  ownership of stores in contiguous markets;
  -  frequency of acquisitions; and
  - requirement that no other manufacturers brands be sold from the same store location.

DaimlerChrysler has issued a policy statement to all of its dealers stating that it may disapprove any acquisition if the buyer would own more than ten stores nationally, six in any Chrysler-defined sales zone or two in the same market. Although we currently own 21 Chrysler stores, DaimlerChrysler has continued to approve new acquisitions; however, no assurance can be given that any future acquisition applications will be approved. There are approximately 4,300 Chrysler stores nationwide.

General Motors currently evaluates our acquisitions of GM stores on a case-by-case basis. GM, however, limits the maximum number of GM stores that we may acquire at any time to 50% of the GM stores, by franchise line, in a GM-defined geographic market area. GM has approximately 7,300 stores nationwide.

Ford currently limits the number of stores that we may own to the greater of (1) 15 Ford and 15 Lincoln Mercury stores and (2) that number of Ford and Lincoln Mercury stores accounting for 5% of the preceding year's total Ford, Lincoln and Mercury retail sales in the United States. In addition, Ford limits us to one Ford store in a Ford-defined market area having two or fewer authorized Ford stores and one-third of Ford stores in any Ford-defined market area having three or more authorized Ford stores. Ford has approximately 4,600 franchised stores nationwide.

Toyota restricts the number of stores that we may own and the time frame over which we may acquire them, and imposes specific performance criteria on existing stores as a condition to any future acquisitions. In order for us to acquire more than seven stores, we must execute Toyota's standard Level Two Multiple Ownership Agreement. Under the Level Two Multiple Ownership Agreement, we may acquire more than seven stores over a minimum of seven semi-annual periods, up to a maximum number of stores equal to 5% of Toyota's aggregate national annual retail sale volume. In addition, Toyota restricts the number of Toyota stores that we may acquire in any Toyota-defined region and Metro market, as well as any contiguous market. Toyota has approximately 1,200 stores nationwide.

We currently own 21 Chrysler, 8 General Motors, 6 Ford and 5 Toyota stores. As noted above, we currently own more Chrysler stores than provided in its policy guidelines and further acquisitions of Chrysler stores may be prohibited or severely limited. With respect to other manufacturers, we do not believe existing numerical limitations will materially restrict our acquisition program for a number of years.


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A manufacturer also considers our past performance as measured by their customer satisfaction index, or CSI, scores and sales performance at our existing stores. At any point in time, some of our stores may have CSI scores below the manufacturers' sales zone averages or have achieved sales performances below the targets manufacturers have set. Our failure to maintain satisfactory CSI scores and to achieve sales performance goals could restrict our ability to complete future acquisitions. In particular, our current Nissan and Lincoln/Mercury stores have not achieved manufacturer established sales goals and we do not believe we would receive approval to acquire any new Nissan or Lincoln/Mercury stores until our sales levels improve for a sustained period of time.

We may be unable to improve profitability of newly acquired stores. We target stores with pretax margins below our historical pretax margin. Our ability to improve the profitability of newly acquired stores depends in large part on our ability at such stores to:

  -  increase new vehicle sales;

  - improve sales of higher margin used vehicles and finance and insurance products;

  -  train and motivate store management;

  -  achieve cost savings and realize revenue enhancing opportunities; and

  -  improve inventory, receivable and other controls.

If we fail to improve the profitability of newly acquired stores, we may be unable to maintain our historical pretax margin. Further, failure to improve the performance of under-performing stores could preclude us from receiving manufacturer approval for any new acquisitions of that brand.

Competition with other automotive retailers for attractive acquisition targets could restrict our ability to complete new acquisitions. In the current economic environment, we are presented with an increasing number of attractive acquisition opportunities. However, we compete with several other public and private national automotive retailers, some of which have greater financial and managerial resources. Competition with existing automotive retailers and those formed in the future may result in fewer attractive acquisition opportunities and increased acquisition costs. If we cannot negotiate acquisitions on acceptable terms, our future revenue growth will be significantly limited.

THE LOSS OF KEY PERSONNEL AND THE FAILURE TO ATTRACT ADDITIONAL PROVEN MANAGEMENT PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS AND GROWTH.

Our success depends to a significant degree on the efforts and abilities of our senior management, particularly Sidney B. DeBoer, our Chairman and Chief Executive Officer, M. L. Dick Heimann, our President and Chief Operating Officer, and R. Bradford Gray, our Executive Vice President. Further, we have identified Mr. DeBoer and/or Mr. Heimann in most of our store franchise agreements as the individuals who control the franchises and upon whose financial resources and management expertise the manufacturers may consider when awarding or approving the transfer of any franchise. The loss of either of those individuals could have a material adverse effect on our on-going relationship with the manufacturers.


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We place substantial responsibility on our general managers for the profitability of their stores. We have increased our number of stores from 5 in 1996 to 65 as of February 2002. Many stores are offered for sale to us to enable the owner/manager to retire. These potential acquisitions are viable to us only if we are able to obtain replacement management. This has resulted in the need to hire many additional managers. As we continue to expand, the need for additional experienced managers will become even more critical. The market for qualified general managers is highly competitive. The loss of the services of key management personnel or the inability to attract additional qualified general managers could have a material adverse effect on our business and the execution of our acquisition growth strategy.

OUR STORES DEPEND ON VEHICLE SALES AND, THEREFORE, OUR SUCCESS DEPENDS IN LARGE PART UPON THE OVERALL DEMAND FOR THE PARTICULAR LINES OF VEHICLES THAT EACH OF OUR STORES SELL.

Our Chrysler, GM, Ford and Toyota stores represent approximately three-fourths of our total new vehicle retail sales. Demand for our primary manufacturers' vehicles as well as the financial condition, management, marketing, production and distribution capabilities of these manufacturers can significantly affect our business. Events that adversely affect a manufacturer's ability to timely deliver new vehicles, such as labor disputes and other production disruptions, including delays that sometimes occur during periods of new product introductions, may adversely affect us by reducing our supply of popular new vehicles and leading to lower sales in our stores during those periods than would otherwise occur. Further, any event that causes adverse publicity involving any of our manufacturers or their vehicles could reduce sales of those vehicles and adversely affect our sales and profits.

CYCLICAL DOWNTURNS IN THE AUTOMOBILE INDUSTRY THAT REDUCE OUR VEHICLE SALES MAY ADVERSELY AFFECT OUR PROFITABILITY.

The automobile industry is cyclical and historically has experienced downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, personal discretionary spending levels, interest rates and credit availability. We cannot guarantee that the industry will not experience sustained periods of decline in vehicle sales in the future. Any such decline could have an adverse effect on our business.

The automobile industry also experiences seasonal variations in revenue. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in our market areas that experience harsh winters. Accordingly, we expect revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters for existing stores. With respect to our company, the timing and volume of our acquisitions has had a greater effect on our revenues than seasonal sales variations.


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THE ABILITY OF OUR STORES TO MAKE NEW VEHICLE SALES DEPENDS IN LARGE PART UPON
THE MANUFACTURERS AND, THEREFORE, ANY DISRUPTION OR CHANGE IN OUR RELATIONSHIPS WITH MANUFACTURERS MAY MATERIALLY AND ADVERSELY AFFECT OUR PROFITABILITY.

We depend on the manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently in short supply. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

We depend on the manufacturers for sales incentives and other programs that are intended to promote sales or support our profitability. Manufacturers historically have made many changes to their incentive programs during each year. A discontinuation or change in manufacturers' incentive programs could adversely affect our business. Moreover, some manufacturers use a store's CSI scores as a factor for participating in incentive programs. Accordingly, our failure to meet CSI standards at our stores could have a material adverse effect on us.

Each of our stores operates pursuant to a franchise agreement with each of the respective manufacturers for which it serves as franchisee. Manufacturers exert significant control over our stores through the terms and conditions of their franchise agreements, including provisions for termination or non-renewal for a variety of causes. From time-to-time, certain of our stores have failed to comply with certain provisions of their franchise agreements. These agreements and state law, however, generally afford us the opportunity to cure violations and no manufacturer has terminated or failed to renew any franchise agreement with us. If a manufacturer terminates or fails to renew one or more of our significant franchise agreements, such action could have a material adverse effect on us.

Our franchise agreements also specify that, in certain situations, we cannot operate a franchise by another manufacturer in the same building as the manufacturer's franchised store. This may require us to build new facilities at a significant cost. In addition, some manufacturers are in the process of realigning their stores along defined channels, such as combining Chrysler and Jeep in one location. As a result, manufacturers may require us to move or sell certain stores. Moreover, our manufacturers generally require that the store meet defined image standards. All of these commitments could require us to make significant capital expenditures.

Some of our franchise agreements prohibit transfers of ownership interests of a store or, in some cases, its parent. The most prohibitive restriction, which has been imposed by various manufacturers, provides that, under certain circumstances, we may lose a franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restrictions and falling as low as 5% if another vehicle manufacturer is the entity acquiring the ownership interest) without the approval of the applicable manufacturer. Violations by our stockholders or prospective stockholders are generally outside of our control and may result in the termination or non-renewal of one or more of our franchises, which may have a material adverse effect on us.


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IMPORT PRODUCT RESTRICTIONS AND FOREIGN TRADE RISKS MAY IMPAIR OUR ABILITY TO
SELL FOREIGN VEHICLES PROFITABLY.

Certain vehicles we sell, as well as certain major components of vehicles we sell, are manufactured outside the United States. Accordingly, we are subject to import and export restrictions of various jurisdictions and are dependent to some extent on general economic conditions in, and political relations with, a number of foreign countries. Additionally, fluctuations in currency exchange rates may adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties, any of which could have a material adverse effect on us.

THE SOLE VOTING CONTROL OF OUR COMPANY IS HELD BY SIDNEY B. DEBOER, WHO MAY HAVE INTERESTS DIFFERENT FROM YOUR INTERESTS.

Lithia Holding Company, LLC, of which Sidney B. DeBoer, our Chairman and Chief Executive Officer, is the sole managing member, holds all of the outstanding shares of Class B common stock. A holder of Class B common stock is entitled to ten votes for each share held, while a holder of Class A common stock is entitled to one vote per share held. On most matters, the Class A and Class B common stock vote together as a single class. Even if we sell all of the shares of Class A common stock being offered in the pending public offering and the over-allotment is exercised in full, Lithia Holding will control over 74.0% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and most other stockholder actions. Therefore, Lithia Holding will control the election of our Board of Directors and will be in a position to control the policies and operations of the company. In addition, because Mr. DeBoer is the managing member of Lithia Holding, he currently controls and will continue to control, all of the outstanding Class B common stock, thereby allowing him to control the company. So long as at least 16 2/3% of the total number of shares outstanding are shares of Class B common stock, the holders of Class B common stock will be able to control all matters requiring approval of 66 2/3% or less of the aggregate number of votes. Absent a significant increase in the number of shares of Class A common stock outstanding or conversion of Class B common stock into Class A common stock, the holders of shares of Class B common stock will be entitled to elect all members of the Board of Directors and control all matters subject to stockholder approval that do not require a class vote.


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